August 27, 2010

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Vical Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Proxy Statement on Schedule 14A
Filed April 14, 2010
File Number: 000-21088

Dear Mr. Rosenberg:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 19, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of Vical Incorporated (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 and the Proxy Statement on Schedule 14A (the “Proxy”) of the Company filed with the Commission on April 14, 2010. The Comment Letter was in response to a letter by the Company dated July 14, 2010, replying to comments received from the Staff by letter dated June 29, 2010. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Proxy, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Proxy and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Collaboration and Licensing Agreements, page 15

1.	We note your response to comments 1 and 3. We consider the aggregate potential milestone payments and royalty range material information. We often grant confidential treatment to individual milestone amounts and specific royalty rates but require that the aggregate potential milestone payments and a royalty range be disclosed in company filings. Therefore, our comments are reissued in part. Please expand your disclosure with respect to each of your agreements with AnGes, Sanofi-aventis, Merck, CytRx, WARF and each agreement with the University of Michigan to include the aggregate amount of all potential milestone payments that may be due under each agreement and the royalty rates payable under each agreement, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example “single digits,” “high-teens,” “mid-twenties,” etc.

Response: The Company acknowledges the Staff’s comments and proposes to disclose the requested information regarding aggregate potential milestone payments and royalty ranges related to, and the duration of, the above-referenced agreements, as set forth more fully below. The Company proposes to provide such disclosures regarding the information below in the Company’s next Annual Report on Form 10-K.

Out-License Agreements

The agreement with AnGes expires upon the expiration of last to expire of the patent rights licensed to AnGes, or when the patent rights licensed to AnGes are held invalid or unenforceable, unless earlier terminated as set forth in the agreement. The Company may terminate the agreement early upon the bankruptcy or insolvency of, or the material breach of the agreement by, AnGes, upon prior written notice to AnGes. AnGes may terminate the agreement early upon prior written notice to the Company.

The agreement with Sanofi-aventis expires on the expiration of Sanofi’s obligation to pay royalties under the agreement. The obligation to pay royalties is the longer of seven years after the first commercial sale or when the patent rights licensed to Sanofi are held invalid or unenforceable, unless earlier terminated as set forth in the agreement. The Company may terminate the agreement early for an uncured, material breach of the agreement by Sanofi, upon prior written notice to Sanofi. Sanofi may terminate the agreement early upon prior written notice to the Company.

The agreement with Merck expires on the expiration of Merck’s obligation to pay royalties under the agreement. The obligation to pay royalties is the longer of five years after the first commercial sale or upon the expiration of last to expire of the patent rights licensed to Merck, or when the patent rights licensed to Merck are held invalid or unenforceable, unless earlier terminated as set forth in the agreement. The Company may terminate the agreement early upon the bankruptcy or insolvency of, or a material breach of the agreement by, Merck, upon prior written notice to Merck. Merck may terminate the agreement early upon prior written notice to the Company.

As of December 31, 2010, the aggregate potential milestone payments that the Company was eligible to receive under each of its out-license agreements with AnGes, Sanofi-aventis and Merck was equal to approximately $         million, $         million and $         million, respectively. These amounts assume that all remaining milestones associated with the milestone payments are met. Although the Company believes that some of the milestones contained in these out-license agreements may be achieved, it is highly unlikely that a significant number of them will be achieved. Because the milestones are highly contingent and the Company has limited control over whether the development and regulatory milestones will be achieved, the Company is not in a position to reasonably estimate how much, if any, of the potential milestone payments will ultimately be received, or when. Additionally, under these out-license agreements, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

The Company is also eligible to receive royalty payments under these out-license agreements based on net sales of any products which incorporate the out-licensed technology. In each of the Company’s out-license agreements with AnGes, Sanofi-aventis and Merck, these royalties are based on percentages of net sales in the single digit range. The Company’s receipt of any royalty payments under its out-license agreements is contingent upon the licensee successfully developing and commercializing products incorporating the licensed technology, and the Company has limited control over its licensees’ efforts in this regard. Consequently, the Company is not in a position to reasonably estimate when or to what extent it will receive any royalty payments under its out-license agreements.

In-License Agreements

The agreement with CytRx expires upon the expiration of the Company’s royalty obligations, unless earlier terminated as set forth in the agreement. Each party may terminate the agreement early upon the bankruptcy or insolvency of, or the material breach of the agreement by, the other party, upon prior written notice to the other party. Subject to certain conditions, the Company may terminate the agreement early upon prior written notice to CytRx.

Pursuant to the license agreement with the WARF, the Company paid the WARF an initial license fee and agreed to pay the WARF up to 10% of certain initial upfront monetary payments and a small percentage of some royalty payments received from third parties under sublicense agreements. As of December 31, 2010, the Company had paid the WARF an aggregate of $         million under this agreement. The agreement expires once the Company has fulfilled its royalty obligations thereunder, unless earlier terminated as set forth in the agreement. The WARF may terminate this agreement early, in accordance with notice provisions set forth in the agreement, if the Company fails to make payments when due, materially breaches the agreement or if the Company commits any act of bankruptcy or becomes insolvent. Subject to certain conditions, the Company may terminate the agreement early at any time upon prior written notice to the WARF.

As of December 31, 2010, the Company had paid the University of Michigan an aggregate of $         million under its 1992 agreement with the University of Michigan. The agreement expires upon the last to expire of the patent rights licensed by the Company under the agreement, unless earlier terminated as set forth in the agreement. Either party may terminate the agreement early, in accordance with notice provisions set forth in the agreement, upon material breach of the agreement by the other party. Subject to certain conditions, the Company may terminate the agreement early at any time upon prior written notice to the University of Michigan.

As of December 31, 2010, the Company had paid the University of Michigan only de minimus amounts under its 2006 agreement with the University of Michigan. The agreement expires upon the last to expire of the patent rights licensed by the Company under this agreement, unless earlier terminated as set forth in the agreement. The University of Michigan may terminate the agreement early, in accordance with notice provisions set forth in the agreement, if the Company ceases to operate, fails to make payments when due or materially breaches the agreement. Subject to certain conditions, the Company may terminate the agreement early at any time upon prior written notice to the University of Michigan.

As of December 31, 2010, the aggregate potential milestone payments that the Company may have been obligated to pay under its in-license agreements with CytRx and the WARF, its 1992 in-license agreement with the University of Michigan and its 2006 in-license agreement with the University of Michigan was equal to approximately $         million, $         million, $         million and $         million, respectively. These amounts assume that all remaining milestones associated with the milestone payments are met. Although the Company believes that some of the milestones contained in the in-license agreements may be achieved, it is highly unlikely that a significant number of them will be achieved. Because the milestones are highly contingent and the Company has limited control over whether the regulatory milestones will be achieved, the Company is not in a position to reasonably estimate how much, if any, of the potential milestone payments will ultimately be paid, or when. Additionally, under these in-license agreements, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

Under these in-license agreements, the Company may also be obligated to pay royalties based on net sales of any products which incorporate the in-licensed technology. In each of the Company’s in-license agreements with CytRx, the WARF and the University of Michigan, these royalties are based on percentages of net sales in the single digit range. The Company may also be obligated to make payments under its in-license agreements with the WARF and the University of Michigan based on amounts the Company receives from sub-licensees, if any. The Company’s obligations to pay any royalty payments under its in-license agreements is contingent upon the successful development and commercialization of products incorporating the in-licensed technology. Before any products incorporating the in-licensed technology may be sold, such products must be approved by U.S. or foreign regulatory authorities, which will require a substantial amount of additional research and development. Even if such product candidates are advanced through clinical trials, the results of such trials may not support approval by the FDA or comparable foreign agencies. Consequently, the Company is not in a position to reasonably estimate when or to what extent it will be obligated to pay any royalties under its in-license agreements.

Executive Compensation

Compensation Discussion and Analysis, Determination of Executive Compensation, page 16.

2.	We note your response to prior comment 10 in which you state that the compensation committee evaluates goal achievement as one of many considerations in the aggregate to determine what it believes to be appropriate awards of cash bonuses and equity grants. Please further expand your example of proposed disclosure to include a discussion of the considerations, including the corporate achievement score, taken into account by the compensation committee and how such considerations influenced the actual cash bonus awards and equity grants. Such disclosure should endeavor to provide investors with full and complete understanding of the considerations underlying the compensation decisions of your compensation.

Response: The Company acknowledges the Staff’s comments and respectfully proposes to include expanded disclosure in its 2010 proxy statement in substantially the form set forth below. The Company proposes to include the actual goals, weightings and bonus and equity grant information in its 2010 proxy statement based on the Compensation Committee’s ultimate decisions regarding goal achievement and compensation for 2010. The proposed discussion of the factors influencing the Compensation Committee’s decisions regarding executive officer compensation for 2010 is for illustrative purposes and the Company will modify such discussion based on the Compensation Committee’s actual decision-making process with respect to 2010 compensation, when known.

“The achievement of corporate goals is measured on a sliding scale based on the Company’s actual performance relative to the specified target levels. The Company typically expects the level of achievement of each goal to fall in the mid to upper end of the scale. Each corporate goal has a maximum number of points possible on the scale, which is weighted based on the goal’s importance to the Company’s overall performance. In 2010, the Company’s finance, business development and product development corporate goals accounted for 20, 20 and 60 points, respectively, of the 100 overall points possible for the achievement of corporate goals. Following each year, the Compensation Committee, based upon the recommendations of the Company’s management, determines the extent to which each corporate goal was achieved for the previous year, which results in an overall performance score for the previous year’s corporate goals. The Compensation Committee generally considers a score of between 55 and 74 points as meeting expectations for corporate goals as a whole.

For 2010, the Compensation Committee determined that the Company had met or exceeded the target levels for the corporate goals related to the following:

•	[Achieved goal #1] (weighted at points);

•	[Achieved goal #2] (weighted at points);

•	[Achieved goal #3] (weighted at points);

•	[Achieved goal #4] (weighted at points); and

•	[Achieved goal #5] (weighted at points).

The Compensation Committee determined that the Company did not meet the target levels for the corporate goals related to the following:

•	[Non-achieved goal #1] (weighted at points); and

•	[Non-achieved goal #2] (weighted at points).

The Compensation Committee’s assessment of each corporate goal on the sliding scale resulted in a total of          points out of the 100 points possible for corporate goal achievement in 2010.

Consistent with the Company’s compensation philosophy, the evaluation of the achievement of individual goals by each executive (other than the CEO) begins with a written self-assessment, which is submitted to the CEO. The CEO prepares a written evaluation based on the executive’s self-assessment, the CEO’s own evaluation of the executive’s performance, and input from others within the Company. Whether and to what extent an executive’s individual goals were met is determined on an aggregate, rather than goal-by-goal, basis. For 2009, it was determined that the Company’s Senior Vice President, Chief Financial Officer and Secretary and the Company’s Executive Vice President, Product Development both achieved their individual goals on an aggregate basis.

Determination of Executive Compensation

After performing the individual evaluations, the CEO submits recommendations for approval to the Compensation Committee for salary increases, cash bonuses, and stock based awards for the other executives. In the case of the CEO, his individual performance evaluation is conducted by the Compensation Committee, which determines his compensation changes, cash bonus, and stock-based awards. Annual base salary increases, annual stock-based awards, and annual cash bonuses, to the extent granted, are implemented during the first calendar quarter of the year.

The Company does not directly associate the achievement of any corporate goal, the overall performance score for corporate goals, or an executive’s overall performance with respect to his or her individual goals, with any particular compensation outcome. Rather, the overall performance score for corporate goals and each executive’s overall performance with respect to his or her individual goals is used as a tool for the Compensation Committee to evaluate appropriate salary increases, cash bonuses and stock- based awards. In addition to corporate and individual goal achievement, the Compensation Committee also considers the following factors in determining an executive’s compensation package:

•	The executive’s role within the Company and the compensation data for similar persons in peer group companies and subscription compensation survey data;

•	The demand for executives with the executive’s specific expertise and experience;

•	A comparison to other executives within the Company having similar levels of expertise and experience; and

•	Uniqueness of the executive’s industry skills.

The Compensation Committee retains ultimate discretion as to whether any salary increases, cash bonuses or stock-based awards will be awarded for any year, including whether to accept or vary from the CEO’s recommendations regarding such salary increases, cash bonuses or stock-based awards for other executives.

Based upon the individual assessment of the achievement of goals established for 2010, the Compensation Committee approved certain discretionary cash bonuses and stock-based awards for our named executive officers. Specifically, the Compensation Committee granted [named executive officer #1], [named executive officer #2] and [named executive officer #3] cash bonuses of     %,     % and     % of base salary, respectively, restricted stock units covering             ,              and              shares, respectively, and stock options covering             ,              and              shares, respectively.

Factors influencing the determination of cash bonus and stock-based awards granted to [named executive officer] included the level of awards granted for 2009 and the [average/median] awards and equity position of [position title]s in the Company’s peer group and companies represented in compensation survey data, as well as the Compensation Committee’s determination that [named executive officer]’s awards should be [higher/lower] than these levels for 2010 based upon the Company’s achievement of its 2010 corporate goals as set forth above, the fact that [named executive officer] [achieved/did not achieve] [his/her] 2010 individual goals, [named executive officer]’s role in overseeing the [Company functional area], the Compensation Committee’s assessment that demand for executives with [named executive officer]’s level of skill and experience was relatively [high/low], the unique skills of [named executive officer] that benefit the Company and the Compensation Committee’s assessment that it would be relatively [easy/difficult] to replace those skills.”

Note 4. Fair Value Measurements, Page 64

3.	We note your response to prior comment 7 and your expanded proposed disclosure. We repeat the part of our prior comment that requests for you to disclose if you adjusted the quotes or prices you obtained from brokers and pricing services for your level 2 and level 3 assets, and if so, how and why, and for you to disclose the procedures you perform to validate the prices you obtained to ensure that the fair value determination is consistent with FAS ASC 820.

Response: The Company acknowledges the Staff’s comments and proposes to disclose the information requested, as set forth more fully below. The Company proposes to provide such disclosures regarding the information below in the Company’s next Annual Report on Form 10-K.

“The Company’s investments in U.S. treasury securities, certificates of deposit and money market funds are valued based on publicly available quoted market prices for identical securities as of December 31, 2010. The Company determines the fair value of other government-related securities and investment grade corporate bonds with the aid of valuations provided by third parties using proprietary valuation models and analytical tools. These valuation models and analytical tools use market pricing or similar instruments that are both objective and publicly available, including matrix pricing or reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids and/or offers. The Company’s investments in auction rate securities are also valued by a third party as more fully described in Note 3. The Company did not adjust any of the valuations received from these third parties with respect to any of its level 2 or level 3 securities at December 31, 2010. In validating the valuations received from its primary pricing vendors, the Company examines the inputs used in that vendor’s pricing process and determines whether they are reasonable and observable.”

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Jason L. Kent of Cooley LLP, the Company’s legal counsel, at (858) 550-6044 or to me at (858) 646-1111.

Sincerely,

Vical Incorporated

/s/ Jill M. Broadfoot
Jill M. Broadfoot
Chief Financial Officer

cc:	Vijay B. Samant, Vical Incorporated
Frederick T. Muto, Cooley LLP
Jason L. Kent, Cooley LLP
Sean M. Clayton, Cooley LLP